January 23, 2008

VIA EDGAR TRANSMISSION AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Mail Stop 4561

Attention: Christian N. Windsor

RE:	Chicago Mercantile Exchange Holdings Inc. Definitive 14A, Filed March 15, 2007, File No. 00-33379 (the “2007 Proxy Statement”)

Dear Mr. Windsor:

CME Group Inc. (formerly known as Chicago Mercantile Exchange Holdings Inc.) (the “Company”) has received the additional comment from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated January 9, 2008, regarding the Commission’s review of the above-referenced Company filing (the “Comment Letter”). The Company hereby submits its response to the Staff’s comment contained in the Comment Letter, as set forth below. For the convenience of the Staff, each of the Staff’s comments has been reproduced below and is set forth in bold and italics immediately prior to the Company’s response.

Benchmarking, page 27

1.

It appears from your response to prior comment four that the 50th percentile benchmark is one of the factors considered by the Committee in setting and approving compensation. Please clarify the extent to which the Committee relies upon this target for compensation competitiveness. Also, please clarify which of the peer groups the Committee actually uses as the relevant benchmark. Finally, please identify the members of each of the peer groups. Please refer to Item 402(b)(2)(xiv) of Regulation S-K.

Christian N. Windsor

Securities and Exchange Commission

Division of Corporation Finance

January 23, 2008

Response

The Company acknowledges the Staff’s request that the Company include additional disclosure on the Committee’s benchmarking practices in reviewing the Company’s compensation program and elements of compensation, including additional disclosure on the Committee’s reliance on benchmarking data in its goal of targeting the 50th percentile and its use of peer group data and the associated companies within the applicable peer groups. The Company agrees to include the requested disclosure in its future filings as they relate to the analysis of the Committee within the applicable year.

If the Staff has any questions, concerns or additional comments regarding the foregoing, please contact me at (312) 930-3488 (phone) or (312) 930-4556 (fax).

Sincerely,

Kathleen M. Cronin
Managing Director, General Counsel and
Corporate Secretary